UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                                  HACH COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    40450410
                                 (CUSIP Number)

                                John P. O'Mahoney
                           Lawter International, Inc.
                   990 Skokie Boulevard, Northbrook, IL 60062
                                 (847) 498-4700
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 8, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40450410

1       NAME OF REPORTING PERSON/S. S. OR I.R.S. IDENTIFICATION NO. OF
        ABOVE PERSON:   Lawter International, Inc./36-1370818
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        a       ( )     b       ( )
3       SEC USE ONLY
4       SOURCE OF FUNDS:        WC/00
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED         PURSUANT
TO ITEM 2(d) OR 2(e): ( )
6       CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON    WITH:
7       SOLE VOTING POWER:              0
8       SHARED VOTING POWER:            0
9       SOLE DISPOSITIVE POWER:         0
10      SHARED DISPOSITIVE POWER:       0
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   PERSON:   0
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES: ( )
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    0%
14      TYPE OF REPORTING PERSON:       CO

CUSIP NO. 40450410

Introduction

This Amendment No. 9 relates to the Schedule 13D filed on January 4, 1985, by Lawter International, Inc. ("Lawter"), with respect to the shares of the Common Stock, $1.00 par value (the "Common Stock"), of Hach Company, a Delaware corporation (the "Company"), as previously amended (the "Schedule 13D"). All terms used herein, unless otherwise defined, shall have the same meaning as in the Schedule 13D. This Amendment supplements the aforementioned Schedule 13D and should be read in conjunction therewith.

Item 5. Interest in Securities of the Issuer.

    On July 8, 1997, pursuant to the terms and conditions of the Agreement described under Item 4 of Amendment No. 8 to the Schedule 13D, the closing of the sale of the Lawter Shares took place. As of such date, Lawter ceased to be the beneficial owner of any shares of Common Stock of the Company.

Item 7. Material to be Filed as Exhibits.                    Page
                                                            Number

1.      Press Release dated July 8, 1997.                     4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       LAWTER INTERNATIONAL, INC.


                               By:     /s/ John P. O'Mahoney
                                       ---------------------
                                       John P. O'Mahoney
                                       Chairman and Chief Executive Officer

July 8, 1997